January 13, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: H. Roger Schwall, Esq.

Re:	Advanced Cannabis Solutions, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed January 2, 2015
File No. 333-193890

Dear Mr. Schwall:

Advanced Cannabis Solutions, Inc. (the “Company”) hereby submits its responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated January 9, 2015 (the “Comment Letter”) relating to Amendment No. 6 to the Company’s Registration Statement on Form S-1 filed with the Commission on January 2, 2015.

On behalf of the Company, we are simultaneously filing Amendment No. 7 to the Company’s Registration Statement on Form S-1.  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

1.

We note that your Calculation of Registration Fee table makes reference to 3,764,700 shares of common stock. However, this is not consistent with your prospectus cover page disclosure which indicates that by means of this prospectus, shareholders are offering to sell up to 3,364,700 shares of common stock. Please revise to provide consistent disclosure throughout your filing regarding the transactions to be covered by this registration statement. In addition, please ensure that the legality opinion filed as Exhibit 5.1 covers the legality of all shares to be offered under this registration statement. In that regard, we note that the opinion on file makes reference to only 3,364,700 shares of common stock.

Response 1: The Company notes the Staff’s comment, and has amended its filing throughout, such that it makes reference to the correct amount of 3,764,700 shares of common stock being offered for sale.  The legality opinion filed as Exhibit 5.1 has also been updated to reflect the correct amount of shares, and will be filed concurrently with Amendment No. 7 to the Company’s Registration Statement.

Management

2.	Please update your executive and director compensation information to provide disclosure for 2014.

Response 2: The Company notes the Staff’s comment, and has updated its executive and director compensation information to provide disclosure for 2014.

Please feel free to contact me if you have any questions or comments.  The Company believes that it has responded to all of your comments and understands that the Company and its management are responsible for the accuracy and adequacy of the disclosures they have made. The Company would like to receive an expedited review in that these are small comments and the Company feels that it should be relatively quick to confirm that the changes based on such comments were made.

Sincerely,

/s/ Arthur S. Marcus

cc: Robert L. Frichtel, Greg Sichenzia, Esq.